Exhibit 11

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net income - basic and diluted	$44,214,572	$(3,722,767)	$41,856,901	$(5,506,322)

Weighted average shares outstanding - basic	10,773,023	10,733,156	10,760,019	10,730,193
Dilutive securities - options and warrants *	855,457	—	733,835	—

Adjusted weighted average shares outstanding - dilutive	11,628,480	10,733,156	11,493,854	10,730,193

Income / (loss) per share - basic	$4.10	$(0.35)	$3.89	$(0.51)

Income / (loss) per share - diluted	$3.80	$(0.35)	$3.64	$(0.51)

•	For the three and six month periods ended June 30, 2006, all outstanding warrants and options that can be converted into Common Stock are not included, as their effect is anti-dilutive.

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